UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 19)1

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock, $0.025 par value
(Title of Class of Securities)

83001A102
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

GEORGE SAMPAS
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004
(212) 558-4945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS
Rehan Jaffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,400,000

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS
H Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
11,400,000

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
11,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS
H Partners Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
7,064,600

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
7,064,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,064,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS
H Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
7,064,600

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
7,064,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,064,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 83001A102
The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018, as further amended by Amendment No. 10 filed with the SEC on June 15, 2018, as further amended by Amendment No. 11 filed with the SEC on February 14, 2019, as further amended by Amendment No. 12 filed with the SEC on January 16, 2020, as further amended by Amendment No. 13 filed with the SEC on February 3, 2020, as further amended by Amendment No. 14 filed with the SEC on February 26, 2020, as further amended by Amendment No. 15 filed with the SEC on August 23, 2021, as further amended by Amendment No. 16 filed with the SEC on December 15, 2021 and as further amended by Amendment No. 17 filed with the SEC on August 15, 2022 and as further amended by Amendment No. 18 filed with the SEC on November 14, 2022  (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 19 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 2, 2023, Six Flags Entertainment Corporation, a Delaware corporation (the “Issuer”), Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Cedar Fair and the Issuer (“Holdco”), and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdco (“Copper Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Copper Merger Sub will merge with and into Cedar Fair, with Cedar Fair continuing as the surviving entity and a wholly owned subsidiary of HoldCo (the “Cedar Fair Surviving Entity”), (ii) the Cedar Fair Surviving Entity will merge with and into HoldCo, with HoldCo continuing as the surviving corporation, and (iii) the Issuer will merge with and into HoldCo, with HoldCo continuing as the surviving corporation, (collectively, the “Mergers”).

Concurrently with the execution of the Merger Agreement, H LP and certain of its affiliates (“H Partners”), Cedar Fair and the Issuer, solely for purposes of certain sections thereto, entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which H Partners agreed to, among other things, and subject to certain exceptions, vote (or cause to be voted), in person or by proxy all of their shares of the common stock, $0.025 par value, of the Issuer (the “Common Stock”): (i) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including any amended and restated Merger Agreement or amendment to the Merger Agreement that increases the consideration payable to the stockholders of the Issuer, decreases the consideration payable to the unitholders of Cedar Fair or otherwise is or results in the Merger Agreement being more favorable to H Partners than the Merger Agreement in effect as of the date of the Voting and Support Agreement; (ii) in favor of the approval of any proposal to adjourn or postpone any meeting of the Issuer’s stockholders to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement; (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Mergers or the fulfillment of Cedar Fair’s, the Issuer’s or Copper Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s certificate of incorporation or bylaws); and (v) against any Issuer alternative transaction.

CUSIP No. 83001A102
H Partners also agreed to certain restrictions on transfers of their shares of the Common Stock as further set forth in the Voting and Support Agreement. The Voting and Support Agreement will terminate upon the earliest to occur of (i) the date on which the Mergers become effective, (ii) the date on which the Merger Agreement is validly terminated, (iii) November 2, 2024 and (iv) the date on which the parties agree in writing to terminate the Voting and Support Agreement.

The foregoing description of the Voting and Support Agreement is qualified in its entirety by the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

As of November 15, 2023, the Reporting Persons beneficially own an aggregate of 11,400,000 shares of Common Stock, or approximately 13.65% of the 83,537,017 shares of Common Stock outstanding as of October 30, 2023, as reported in the Merger Agreement. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds.

(a) and (b)

1) H LP directly beneficially owns 7,064,600 shares of Common Stock, constituting approximately 8.46% of the Common Stock outstanding. As of the date of this filing, H LP has shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) H Capital, as the general partner of H LP, may be deemed to beneficially own 7,064,600 shares of Common Stock, constituting approximately 8.46% of the Common Stock outstanding. H Capital may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Management, as the investment manager of H Capital, H Offshore and Phoenix Capital, may be deemed to beneficially own 11,400,000 shares of Common Stock, constituting approximately 13.65% of the Common Stock outstanding. H Management may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Mr. Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 11,400,000 shares of Common Stock, constituting approximately 13.65% of the Common Stock outstanding. Mr. Jaffer may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

CUSIP No. 83001A102
Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons have not engaged in any transactions in the Common Stock in the last sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 2, 2023, H Partners, Cedar Fair and the Issuer, solely for purposes of certain sections thereto, entered into the Voting and Support Agreement defined and described above in Item 4 and attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Voting and Support Agreement, dated as of November 2, 2023, by and between Cedar Fair, L.P., Six Flags Entertainment Corporation, and H Partners, LP and certain of its affiliates.

CUSIP No. 83001A102
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023

H Partners Management, LLC

	By:	/s/ Rehan Jaffer
Name: Rehan Jaffer
Title: Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name: Rehan Jaffer
Title: Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name: Rehan Jaffer
Title: Managing Member

/s/ Rehan Jaffer
Name: Rehan Jaffer